Writer’s Direct Dial:

 (410) 659-2753

May 20, 2005

BY EDGAR AND FACSIMILE

Ryan Rohn

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, Mail Stop 0510

Washington, DC  20549-0510

Re:                             Duratek, Inc.

Current Report on Form 8-K filed May 18, 2005

File No. 000-14292

Dear Mr. Rohn:

On behalf of Duratek, Inc. (“Duratek” or the “Company”), this letter is in response to the staff’s letter of comment dated May 19, 2005 (the “Comment Letter”) with respect to the above-referenced Current Report on Form 8-K filed May 18, 2005 (the “Report”).  Below are Duratek’s responses to the staff’s comments.  For the convenience of the staff, we have set out each of the comments in italic font immediately preceding the corresponding response.

Attached herewith is Current Report on Form 8-K/A, as filed on the date hereof, which reflects certain changes, as indicated below, based on the Comment Letter.

Current Report on Form 8-K

1.                                       Amend the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed.  Refer to Item 304(a)(1)(i) of Regulation S-K.

Duratek has revised the Report to state that the Audit Committee of the Board of Directors dismissed KPMG LLP.

2.                                       We have noted your disclosure that you have not consulted with Ernst & Young through May 13, 2005.  The subsequent interim date should be the date of the engagement of the new accountant.  Refer to Item 304(a)(2) of Regulation S-K.

We have revised the Report to state that Duratek has not consulted with Ernst & Young during the two most recent fiscal years and the subsequent interim period prior to Ernst & Young’s appointment regarding either the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company.

3.                                       To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We have obtained and have filed an updated Exhibit 16 letter from KPMG LLP with this Report stating whether the accountant agrees with the statements made in the Report.

As the staff has requested, I confirm to you that the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2753.

Very truly yours,

/s/ Thomas S. Brennan

Thomas S. Brennan

Enclosure

cc:         Robert F. Shawver